Exhibit 99.1

Stellantis Repurchases €934 Million in Shares from Dongfeng, in Accordance with Pre-Existing Share Repurchase Framework

AMSTERDAM, November 22, 2023 - Stellantis N.V. (“Stellantis”) and Dongfeng Motor (Hong Kong) International Co., Limited, a subsidiary of Dongfeng Motor Group Company Limited (“Dongfeng”), confirm they have executed a transaction in which Stellantis will repurchase 50 million common shares (1.58% of Stellantis’ share capital pre-cancellation) from Dongfeng, for a total consideration of €934 million. Stellantis plans to cancel these shares.

In accordance with the terms of the previously announced share repurchase framework agreed by the two parties on July 15, 2022, Dongfeng submitted an offer to sell to Stellantis specifying both the number of shares and the potential transaction timing, and Stellantis exercised its right to accept the offer.
Per the pre-agreed terms of the share repurchase framework, pricing was set at the five-day average closing price of Stellantis shares on Euronext Milan for the period ending immediately prior to the date on which Dongfeng submitted an offer (which was on November 21, 2023).

Dongfeng will retain 49.2 million common shares, representing 1.58% of Stellantis’ share capital post-cancellation, and the share repurchase framework agreed between the two parties remains in place with respect to such shares.

The purchase of Stellantis common shares by Stellantis from Dongfeng was carried out under the authority granted by Stellantis’ general meeting of April 13, 2023.

The share repurchase transaction with Dongfeng will not impact Stellantis’ €1.5 billion open-market share repurchase program announced February 22, 2023, which is expected to complete by the end of 2023.

About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is one of the world’s leading automakers and a mobility provider. Its storied and iconic brands embody the passion of their visionary founders and today’s customers in their innovative products and services, including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, Fiat, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Powered by our diversity, we lead the way the world moves – aspiring to become the greatest sustainable mobility tech company, not the biggest, while creating added value for all stakeholders as well as the communities in which it operates. For more information, visit www.stellantis.com

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For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
Nathalie ROUSSEL +33 6 87 77 41 82 – nathalie.roussel@stellantis.com
communications@stellantis.com
www.stellantis.com